UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NTELOS Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

67020Q107

 (CUSIP Number)

Michael Bertisch

Quadrangle Group LLC

375 Park Avenue

New York, New York 10152

(212) 418-1700

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 12, 2007

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 Pages

CUSIP No. 67020Q107

Page 2 of 18 Pages

1		NAME OF REPORTING PERSON Quadrangle GP Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 5,777,880 (1)(2)
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,777,880 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,777,880 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (based on 42,048,867 shares of Common Stock outstanding as of October 11, 2007 as provided by the Issuer)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of Common Stock held by Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP (collectively, the “QCP Funds”).  Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, which is the general partner of each of the QCP Funds.

(2)

Excludes Common Stock held by Citigroup Venture Capital Equity Partners, L.P., CVC/SSB Employee Fund, L.P. and CVC Executive Fund LLC (collectively, the “CVC Entities”) and Quadrangle NTELOS Holdings II LP.   See Item 4 of the Schedule 13D filed on October 5, 2007 for a description of the Amended and Restated Shareholders Agreement, dated as of February 13, 2006 (the “Shareholders Agreement”), by and among the Issuer, certain other shareholders of the Issuer, the QCP Funds and, pursuant to a joinder agreement dated as of October 1, 2007, Quadrangle NTELOS Holdings II LP.  The Reporting Persons (as defined in Item 2 of the Schedule 13D) may be deemed to collectively beneficially own 24.9% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

Page 3 of 18 Pages

1		NAME OF REPORTING PERSON Quadrangle GP Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 5,777,880 (1)(2)
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,777,880 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,777,880 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (based on 42,048,867 shares of Common Stock outstanding as of October 11, 2007 as provided by the Issuer)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of Common Stock held by the QCP Funds.  Quadrangle GP Investors LP is the general partner of each of the QCP Funds.

(2)

Excludes Common Stock held by the CVC Entities and Quadrangle NTELOS Holdings II LP.   See Item 4 of the Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 24.9% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

Page 4 of 18 Pages

1		NAME OF REPORTING PERSON Quadrangle Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 4,023,696 (1)(2)
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,023,696 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,023,696 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (based on 42,048,867 shares of Common Stock outstanding as of October 11, 2007 as provided by the Issuer)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of Common Stock held by Quadrangle Capital Partners LP.

(2)

Excludes Common Stock held by the CVC Entities, Quadrangle NTELOS Holdings II LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP.   See Item 4 of the Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 24.9% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

Page 5 of 18 Pages

1		NAME OF REPORTING PERSON Quadrangle Select Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 219,857 (1)(2)
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 219,857 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,857 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (based on 42,048,867 shares of Common Stock outstanding as of October 11, 2007 as provided by the Issuer)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of Common Stock held by Quadrangle Select Partners LP.

(2)

Excludes Common Stock held by the CVC Entities, Quadrangle NTELOS Holdings II LP, Quadrangle Capital Partners LP and Quadrangle Capital Partners-A LP.  See Item 4 of the Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 24.9% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

Page 6 of 18 Pages

1		NAME OF REPORTING PERSON Quadrangle Capital Partners-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 1,534,327 (1)(2)
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,534,327 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,534,327 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% (based on 42,048,867 shares of Common Stock outstanding as of October 11, 2007 as provided by the Issuer)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of Common Stock held by Quadrangle Capital Partners-A LP.

(2)  Excludes Common Stock held by the CVC Entities, Quadrangle NTELOS Holdings II LP, Quadrangle Capital Partners LP and Quadrangle Select Partners LP.  See Item 4 of the Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 24.9% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

Page 7 of 18 Pages

1		NAME OF REPORTING PERSON QCP GP Investors II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 4,679,785 (1)(2)
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,679,785 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,679,785 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1% (based on 42,048,867 shares of Common Stock outstanding as of October 11, 2007 as provided by the Issuer)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.  QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of Quadrangle (AIV2) Capital Partners II LP, Quadrangle (AIV2) Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “QCP II Funds”).  The QCP II Funds are managing members of Quadrangle NTELOS GP LLC, which is the general partner of Quadrangle NTELOS Holdings II LP.

(2)

Excludes Common Stock held by the CVC Entities and the QCP Funds.  See Item 4 of the Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 24.9% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

Page 8 of 18 Pages

1		NAME OF REPORTING PERSON Quadrangle GP Investors II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 4,679,785 (1)(2)
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,679,785 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,679,785 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1% (based on 42,048,867 shares of Common Stock outstanding as of October 11, 2007 as provided by the Issuer)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.  Quadrangle GP Investors II LP is the general partner of each of the QCP II Funds.  The QCP II Funds are managing members of Quadrangle NTELOS GP LLC, which is the general partner of Quadrangle NTELOS Holdings II LP.

(2)

Excludes Common Stock held by the CVC Entities and the QCP Funds.  See Item 4 of the Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 24.9% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

Page 9 of 18 Pages

1		NAME OF REPORTING PERSON Quadrangle (AIV2) Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 4,679,785 (1)(2)
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,679,785 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,679,785 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1% (based on 42,048,867 shares of Common Stock outstanding as of October 11, 2007 as provided by the Issuer)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.  The QCP II Funds are managing members of Quadrangle NTELOS GP LLC, which is the general partner of Quadrangle NTELOS Holdings II LP.

(2)

Excludes Common Stock held by the CVC Entities and the QCP Funds.  See Item 4 of the Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 24.9% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

Page 10 of 18 Pages

1		NAME OF REPORTING PERSON Quadrangle (AIV2) Select Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 4,679,785 (1)(2)
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,679,785 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,679,785 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1% (based on 42,048,867 shares of Common Stock outstanding as of October 11, 2007 as provided by the Issuer)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.  The QCP II Funds are managing members of Quadrangle NTELOS GP LLC, which is the general partner of Quadrangle NTELOS Holdings II LP.

(2)

Excludes Common Stock held by the CVC Entities and the QCP Funds.  See Item 4 of the Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 24.9% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

Page 11 of 18 Pages

1		NAME OF REPORTING PERSON Quadrangle Capital Partners II-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 4,679,785 (1)(2)
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,679,785 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,679,785 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1% (based on 42,048,867 shares of Common Stock outstanding as of October 11, 2007 as provided by the Issuer)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.  The QCP II Funds are managing members of Quadrangle NTELOS GP LLC, which is the general partner of Quadrangle NTELOS Holdings II LP.

(2)

Excludes Common Stock held by the CVC Entities and the QCP Funds.  See Item 4 of the Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 24.9% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

Page 12 of 18 Pages

1		NAME OF REPORTING PERSON Quadrangle NTELOS GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 4,679,785 (1)(2)
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,679,785 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,679,785 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1% (based on 42,048,867 shares of Common Stock outstanding as of October 11, 2007 as provided by the Issuer)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.  Quadrangle NTELOS GP LLC is the general partner of Quadrangle NTELOS Holdings II LP.

(2)

Excludes Common Stock held by the CVC Entities and the QCP Funds.  See Item 4 of the Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 24.9% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

CUSIP No. 67020Q107

Page 13 of 18 Pages

1		NAME OF REPORTING PERSON Quadrangle NTELOS Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 4,679,785 (1)(2)
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,679,785 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,679,785 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1% (based on 42,048,867 shares of Common Stock outstanding as of October 11, 2007 as provided by the Issuer)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of Common Stock held by Quadrangle NTELOS Holdings II LP.

(2)

Excludes Common Stock held by the CVC Entities and the QCP Funds.  See Item 4 of the Schedule 13D for a description of the Shareholders Agreement.  The Reporting Persons may be deemed to collectively beneficially own 24.9% of the Common Stock, and the Reporting Persons and the CVC Entities may be deemed to collectively beneficially own 26.9% of the Common Stock.

Page 14 of 18 Pages

This Amendment No. 1 to Schedule 13D supplements and amends the Schedule 13D (the “Statement”) filed by Quadrangle GP Investors LLC, Quadrangle GP Investors LP, Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, QCP GP Investors II LLC, Quadrangle GP Investors II LP, Quadrangle (AIV2) Capital Partners II LP, Quadrangle (AIV2) Select Partners II LP, Quadrangle Capital Partners II-A LP, Quadrangle NTELOS GP LLC and Quadrangle NTELOS Holdings II LP (collectively, the “Reporting Persons”) on October 5, 2007 with respect to the common stock, par value $0.01 per share (“Common Stock”), of NTELOS Holdings Corp. (the “Issuer”).  This Amendment No. 1 is being filed to report that the number of shares of Common Stock that the Reporting Persons may be deemed to beneficially own has increased by more than one percent of the number of outstanding shares of Common Stock.  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 1.

Security and Issuer

No Change.

Item 2.

Identity and Background

No Change.

Item 3.

Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

Upon the early termination of the Hart-Scott-Rodino waiting period on October 12, 2007, all contingencies were met for the purchase by Quadrangle NTELOS Holdings II LP of an additional 2,423,185 shares of Common Stock under the Purchase Agreement.  The aggregate purchase price for these additional 2,423,185 shares was approximately $64,425,843.  This purchase price of approximately $26.59 per share represents a per share price of $26.50 plus interest at a rate of 8% per annum from October 2, 2007, which was the date of the initial closing under the Purchase Agreement.  The funds required for the payment of the purchase price for these 2,423,185 shares were obtained from the working capital of the Reporting Persons.

Item 4.

Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

Following the date hereof, subject to certain regulatory contingencies, Quadrangle NTELOS Holdings II LP will purchase an additional 848,437 shares of Common Stock in accordance with the Purchase Agreement.

Item 5.

Interest in Securities of the Issuer

(a)

As of the date hereof, (i) Quadrangle Capital Partners LP holds 4,023,696 shares of Common Stock, or approximately 9.6% of the outstanding Common Stock; (ii) Quadrangle Select Partners LP holds 219,857 shares of Common Stock, or approximately 0.5% of the outstanding Common Stock; (iii) Quadrangle Capital Partners-A LP holds 1,534,327 shares of Common Stock, or approximately 3.6% of the outstanding Common Stock; and (iv) Quadrangle NTELOS Holdings II LP holds 4,679,785 shares of Common Stock, or approximately 11.1% of the outstanding Common Stock.  Each of Quadrangle GP Investors LP, as the general partner of each of the Quadrangle Funds, and Quadrangle GP Investors LLC, as the general partner of Quadrangle GP Investors LP, may be deemed to beneficially own the aggregate 5,777,880 shares of Common Stock held by the QCP Funds, or approximately 13.7% of the outstanding Common Stock.  Each of Quadrangle NTELOS GP LLC, as the general partner Quadrangle NTELOS Holdings II LP; the QCP II Funds, as the managing members of Quadrangle NTELOS GP LLC; Quadrangle GP Investors II LP, as the general partner of each of the QCP II Funds; and QCP GP Investors II LLC, as the general partner of Quadrangle GP Investors II LP, may be deemed to

Page 15 of 18 Pages

beneficially own the 4,679,785 shares of Common Stock held by Quadrangle NTELOS Holdings II LP, or approximately 11.1% of the outstanding Common Stock.

As a result of the Shareholders Agreement, the Reporting Persons  may be deemed to collectively beneficially own 10,457,665 shares of Common Stock, or approximately 24.9% of the outstanding Common Stock, and the Reporting Persons and Citigroup Venture Capital Equity Partners, L.P., CVC/SSB Employee Fund, L.P. and CVC Executive Fund LLC (collectively, the “CVC Entities”) may be deemed to collectively beneficially own 11,306,102 shares of Common Stock, or approximately 26.9% of the outstanding Common Stock.

Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock not held directly by such Reporting Person and expressly disclaims beneficial ownership of any shares of Common Stock held by the CVC Entities.

Mr. Rattner serves as trustee of a charitable organization that holds 9,503 shares of Common Stock, and Mr. Ezersky serves as trustee of a charitable organization that holds 3,000 shares of Common Stock.

 (b)

See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of shares of Common Stock by the Reporting Persons.

(c)

 Except as set forth in this Statement, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Managing Members, has engaged in any transaction in any shares of Common Stock since the date of the last filing on Schedule 13D by the Reporting Persons.

(d)

No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock to which this Statement relates.

(e)

Not Applicable.

Item 6.

Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

No Change.

Item 7.

Material to be Filed as Exhibits

No Change.

Page 16 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2007

QUADRANGLE GP INVESTORS LLC

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE GP INVESTORS LP

By:

Quadrangle GP Investors LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE CAPITAL PARTNERS LP

By:

Quadrangle GP Investors LP, as General Partner

By:

Quadrangle GP Investors LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE SELECT PARTNERS LP

By:

Quadrangle GP Investors LP, as General Partner

By:

Quadrangle GP Investors LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE CAPITAL PARTNERS-A LP

By:

Quadrangle GP Investors LP, as General Partner

By:

Quadrangle GP Investors LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

Page 17 of 18 Pages

QCP GP INVESTORS II LLC

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE GP INVESTORS II LP

By:

QCP GP Investors II LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE (AIV2) CAPITAL PARTNERS II LP

By:

Quadrangle GP Investors II LP, as General Partner

By:

QCP GP Investors II LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE (AIV2) SELECT PARTNERS II LP

By:

Quadrangle GP Investors II LP, as General Partner

By:

QCP GP Investors II LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE CAPITAL PARTNERS II-A LP

By:

Quadrangle GP Investors II LP, as General Partner

By:

QCP GP Investors II LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

Page 18 of 18 Pages

QUADRANGLE NTELOS GP LLC

By:

Quadrangle (AIV2) Capital Partners II LP, as Managing Member

By:

Quadrangle GP Investors II LP, as General Partner

By:

QCP GP Investors II LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member

QUADRANGLE NTELOS HOLDINGS II LP

By:

Quadrangle NTELOS GP LLC, as General Partner

By:

Quadrangle (AIV2) Capital Partners II LP, as Managing Member

By:

Quadrangle GP Investors II LP, as General Partner

By:

QCP GP Investors II LLC, as General Partner

By:

/s/ Michael Huber

Michael Huber, Managing Member